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                                                                 Exhibit (a)(10)

                             FOR IMMEDIATE RELEASE

                                                          CONTACT: DAN BURCH

                                                          MACKENZIE PARTNERS,
                                                          INC.

                                                          (212) 929-5500

           TEMPORARY RESTRAINING ORDER DENIED IN LAWSUIT CHALLENGING
                   TENDER OFFER FOR DIGITAL LINK CORPORATION

SUNNYVALE, California, October 14, 1999--Digital Link Corporation (Nasdaq:
"DLNK") and DLZ Corp. announced that the California Superior Court has denied an application for a temporary restraining order filed by plaintiffs in two purported class actions challenging DLZ's tender offer for all of Digital Link's shares for $10.30 cash. DLZ was formed by Digital Link's founder to purchase all Digital Link shares owned by the public.

Plaintiffs' application sought to restrain DLZ from proceeding with or completing the proposed merger of DLZ with Digital Link following the tender offer. The Court also denied plaintiffs' application for expedited discovery.

The court set a hearing for December 2, 1999 on plaintiffs' threatened application for a preliminary injunction. If the tender is consummated and the related short-form merger is completed, there will be no hearing on plaintiff's present motion for a preliminary injunction.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday October 15, 1999.

The Information Agent for the Tender Offer is MacKenzie Partners, Inc. Additional information and copies of the tender offer documents can be obtained from Mackenzie by calling (800) 322-2885.

ABOUT DIGITAL LINK

Digital Link Corporation is leading provider of high-performance, cost-effective, digital network access products for narrowband and broadband applications. The company offers access solutions that increase the level of intelligence at the demarcation point where LAN's and WAN's meet. These products are used by Internet service providers and carriers as infrastructure equipment, and by enterprises for connectivity to WAN services. Digital Link is headquartered in Sunnyvale, California, and offers its products worldwide. Additional information is available at Digital Link's website: http://www.dl.com.